Filed under Rule 433
File No. 333-133417
May 4, 2006
FRANKLIN BANK CORP.
Final Pricing Term Sheet
Series A Non-Cumulative Perpetual Preferred Stock

Issuer:	Franklin Bank Corp.

Securities:	Series A Non-Cumulative Perpetual Preferred Stock

Legal Format:	SEC Registered (File No. 333-133417)

Size:	$75,000,000

Number of Shares:	3,000,000 shares (3,450,000 shares if over allotment is exercised)

Maturity:	Perpetual

Liquidation Preference:	$25.00 per preferred share

Public Offering Price:	$25 per share

Dividend Rate (non-cumulative):	7.50% per year on the amount of liquidation preference

Day Count Convention:	30/360

Underwriting Compensation:	$0.7875 per share

Net Proceeds to the Company (before expenses):	$72,637,500 ($83,533,125 if over allotment is exercised) assuming an underwriting compensation of $0.7875 per share on all sales

Settlement Date (T+3):	May 10, 2006

Dividend Payment Dates:	March 15, June 15, September 15, and December 15, commencing June 15, 2006

Redemption Provisions:	The Series A Preferred Stock is not redeemable prior to May 10, 2011. On and after that date, the Series A Preferred Stock will be redeemable at the issuer’s option, subject to the prior approval of the Office of Thrift Supervision (or any successor bank regulatory agency having jurisdiction over the issuer), in whole at any time or in part from time to time, at a redemption price equal to $25.00 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The holders of Series A Preferred Stock will not have the right to require the redemption or repurchase of the Series A Preferred Stock.

Voting Rights:	None, except, as discussed in more detail in the prospectus under “Description of Series A Preferred Stock — Voting Rights,” in the case of certain dividend non-payments and to approve certain transactions.

Tax Consequences:	As discussed in more detail in the prospectus under “Material U.S. Federal Income Tax Considerations,” distributions constituting dividend income received by an individual U.S. holder in respect of the shares before January 1, 2009 will generally represent “qualified dividend income,” which will be subject to taxation at a maximum rate of 15% (or a lower rate for individuals in certain tax brackets) subject to certain exceptions for short-term and hedged positions. In addition, subject to similar exceptions for short-term and hedged positions, distributions on the shares constituting dividend income paid to holders that are U.S. corporations will generally qualify for the 70% dividends-received deduction.

Perpetual Preferred Series A CUSIP:	352451405
Perpetual Preferred Series A ISIN:	US3524514052

Listing:	Application has been made to list the shares on the American Stock Exchange.

Sale Manager:	RBC Capital Markets

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Kevin Hemping at RBC Capital Markets at (612) 373-1796.

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